FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________

AMENDMENT No. 2
to
ANNUAL REPORT
OF
REPÚBLICA ORIENTAL DEL URUGUAY

(Name of Registrant)

__________________

Date of end of last fiscal year: December 31, 2011

SECURITIES REGISTERED*
(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

Andrés de la Cruz
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006

*           The Registrant is filing this annual report on a voluntary basis.

Explanatory Note

This amendment to República Oriental del Uruguay’s (the “Republic”) Annual Report on Form 18-K for the fiscal year ended December 31, 2011 (the “Annual Report”) comprises:

Exhibit 1
Conformed copy of the Underwriting Agreement, dated November 13, 2012, between the Republic, acting through the Ministry of Economy and Finance, BNP Paribas Securities Corp. and Citigroup Global Markets Inc.

Exhibit 2
Conformed copy of the Dealer Manager Agreement, dated November 13, 2012, between the Republic, acting through the Ministry of Economy and Finance, BNP Paribas Securities Corp. and Citigroup Global Markets Inc.

Exhibit 3	Form of U.S.$500,000,000 4.125% Bonds due 2045.
Exhibit 4	Form of U.S.$354,123,188 4.125% Bonds due 2045.
Exhibit 5	Opinion of María Rosa Longone, Counsel to the Ministry of Economy and Finance of the Republic.
Exhibit 6	Opinion of Cleary Gottlieb Steen & Hamilton LLP.

This amendment to the Annual Report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant, República Oriental del Uruguay, has duly caused this amendment to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Montevideo, Uruguay on the 4th day of December 2012.

REPÚBLICA ORIENTAL DEL URUGUAY By: /s/ Fernando Lorenzo Fernando Lorenzo Minister of Economy and Finance of República Oriental del Uruguay

EXHIBIT INDEX

Exhibit 1
Conformed copy of the Underwriting Agreement, dated November 13, 2012, between the Republic, acting through the Ministry of Economy and Finance, BNP Paribas Securities Corp. and Citigroup Global Markets Inc.

Exhibit 2
Conformed copy of the Dealer Manager Agreement, dated November 13, 2012, between the Republic, acting through the Ministry of Economy and Finance, BNP Paribas Securities Corp. and Citigroup Global Markets Inc.

Exhibit 3	Form of U.S.$500,000,000 4.125% Bonds due 2045.
Exhibit 4	Form of U.S.$354,123,188 4.125% Bonds due 2045.
Exhibit 5	Opinion of María Rosa Longone, Counsel to the Ministry of Economy and Finance of the Republic.
Exhibit 6	Opinion of Cleary Gottlieb Steen & Hamilton LLP.